SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)

International Game Technology

____________________________________________

(Name of Issuer)

Common Stock, no par value

____________________________________________

(Title of Class of Securities)

459902102

_________________________

(CUSIP Number)

12/10/03

_________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

  Rule 13d-1(c)

☐ Rule 13d-1(c)

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

State Street Research & Management Company
#13-31424135

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

☐ (b) ☐
3.

SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
N/A

6.

SHARED VOTING POWER

N/A

7.

SOLE DISPOSITIVE POWER

N/A

8.	SHARED DISPOSITIVE POWER
N/A

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
N/A

12.	TYPE OF REPORTING PERSON
IA

Item 1(a).	Name of Issuer:
International Game Technology

Item 1(b).	Address of Issuer's Principal Executive Offices:
9295 Prototype Drive
Reno, NV 89511
Item 2(a).	Name of Person Filing:
State Street Research & Management Company

Item 2(b).	Address of Principal Business Office, or if None, Residence: One Financial Center, 31st Floor
Boston, MA 02111-2690

Item 2(c).	Citizenship
Delaware corporation

Item 2(d).	Title of Class of Securities
Common Stock

Item 2(e).	CUSIP Number
459902102

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance Company registered under Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

 Item 4. Ownership

This statement is being filed to report that the 13G/A(2) filing submitted on December 10, 2003, was filed in error. The reporting person is not, and never has been a beneficial owner of 5% or more of a class of securities of the Issuer.

SIGNATURE

After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/16/03
(Date)

/s/ Mary T. Lomasney

(Signature)

Mary T. Lomasney / Senior Vice President, Director of Compliance

(Name/Title)